Exhibit 99.9

February 1, 2021

Board of Directors

Altabancorp

Altabank

1 East Main Street

American Fork, UT 84003

Re:       Resignation

Dear Rick and Fellow Directors:

This letter will serve as notice of my resignation from the Boards of Directors of Altabancorp and Altabank, effective at 5 p.m. Mountain time on February 1, 2021.

Sincerely,

/s/ Jonathan B. Gunther

Jonathan B. Gunther